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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          DIGITAL THEATER SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25389G 10 2
                                  ------------
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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CUSIP NO. 25389G 10 2                13G                    Page 2 of 7 Pages

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Forth Investments, LLC ("Forth"); FEIN: 95-4665314
      Steven Spielberg

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2     Check the Appropriate Box if a Member of a Group           (a) [ ]
      (See Instructions)                                         (b) [ ]

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3     SEC Use Only

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4     Citizenship or Place of Organization:
            Forth: Delaware
            Steven Spielberg: U.S. Citizen

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                                     5   Sole Voting Power: Forth- 0
                                         Spielberg- 112,600

Number of Shares                     -------------------------------------------
Beneficially Owned                   6   Shared Voting Power: 0
by Each Reporting
Person With                          -------------------------------------------
                                     7   Sole Dispositive Power: Forth- 0
                                         Spielberg- 112,600

                                     -------------------------------------------
                                     8 Shared Dispositive Power: 0

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9     Aggregate Amount Beneficially Owned by Each Reporting Person: Forth- 0
      Spielberg- 112,600

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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) [ ]

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11    Percent of Class Represented by Amount in Row (9): 0.66%

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12    Type of Reporting Person (See Instructions): Forth: OO
                                                Steven Spielberg:IN

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CUSIP NO. 25389G 10 2                13G                    Page 3 of 7 Pages

Item  1(a) Name of Issuer:

      Digital Theater Systems, Inc., a Delaware corporation (the "Issuer")

Item  1(b) Address of Issuer's Principal Executive Offices:

      5171 Clareton Drive, Agoura Hills, California 91301

Item  2(a) Name of Person Filing:

      Forth Investments, LLC ("Forth")
      Steven Spielberg ("Spielberg")

Item  2(b) Address of Principal Business Office or, if None, Residence:

      The address of the principal business office for Forth and Spielberg is 11400 W. Olympic Boulevard, Suite 550, Los Angeles, California 90064.

Item  2(c) Citizenship:

      Forth is a limited liability company organized under the laws of the State of Delaware. Spielberg is a U.S. Citizen.

Item  2(d) Title of Class of Securities:

      Common Stock, $.0001 par value (the "Common Stock")

Item  2(e) CUSIP Number:

      25389G 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

            (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

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CUSIP NO. 25389G 10 2                13G                    Page 4 of 7 Pages

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
       Company Act of 1940;

            (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item  4. Ownership.

      (a)   Amount beneficially owned:

            Forth: 0 shares of Common Stock.
            Spielberg: 112,600 shares of Common Stock

            The shares shown as beneficially owned by Spielberg are owned by a limited liability company of which the members are Spielberg and a corporation, all of the capital stock of which is owned by Spielberg. Such beneficial ownership is hereby disclaimed.

      (b)   Percent of Class:

            0.66%

      (c)   Number of shares as to which the reporting person has:

            (i)   Sole power to vote or to direct the vote:

            Forth: 0 shares of Common Stock
            Spielberg: 112,600 shares of Common Stock

            (ii)  Shared power to vote or direct the vote:

            0

            (iii) Sole power to dispose or to direct the disposition of:

            Forth: 0 shares of Common Stock.
            Spielberg: 112,600 shares of Common Stock

            (iv)  Shared power to dispose or to direct the disposition of:

            0

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CUSIP NO. 25389G 10 2                13G                    Page 5 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10. Certifications.

            Not applicable.

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CUSIP NO. 25389G 10 2                13G                    Page 6 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 28, 2005
                                    -----------------
                                    (Date)

                                    FORTH INVESMENTS, LLC
                                    By: For Them, Inc.
                                       (Manager)

                                                    By:  /s/Michael Rutman
                                                         ----------------------
                                                         Michael Rutman
                                                         Chief Financial Officer

                                     /s/Steven Spielberg
                                     -------------------
                                     Steven Spielberg

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CUSIP NO. 25389G 10 2                13G                    Page 7 of 7 Pages

      The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Digital Theater Systems, Inc. as of the date hereof but neither affirms the existence of a group for purposes of Section 13(a) or Section 16 of the Securities Exchange Act of 1934, as amended.

      Dated:  January 28, 2005

                                          FORTH INVESMENTS, LLC
                                          By: For Them, Inc.
                                              (Manager)

                                                    By:  /s/Michael Rutman
                                                         -----------------------
                                                         Michael Rutman
                                                         Chief Financial Officer

                                           /s/Steven Spielberg
                                           -------------------
                                           Steven Spielberg